SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.4)*

Bausch Health Companies Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

071734107

(CUSIP Number)

Jesse A. Lynn, Esq.

Icahn Capital LP
16690 Collins Avenue

Sunny Isles Beach, FL 33160
(305) 422-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 071734107

1.                    NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
WC

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER

14,423,595

8                    SHARED VOTING POWER
0

9                    SOLE DISPOSITIVE POWER

14,423,595

10                    SHARED DISPOSITIVE POWER
0

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,423,595

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.95%

14                    TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
Icahn Offshore LP

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

14,423,595

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

14,423,595

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,423,595

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.95%

14                    TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
Icahn Partners LP

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
WC

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER

20,297,523

8                    SHARED VOTING POWER
0

9                    SOLE DISPOSITIVE POWER

20,297,523

10                    SHARED DISPOSITIVE POWER
0

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,297,523

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.56%

14                    TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
Icahn Onshore LP

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

20,297,523

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

20,297,523

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,297,523

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.56%

14                    TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
Icahn Capital LP

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

34,721,118

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

34,721,118

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,721,118

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.51%

14                    TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
IPH GP LLC

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

34,721,118

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

34,721,118

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,721,118

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.51%

14                    TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

34,721,118

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

34,721,118

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,721,118

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.51%

14                    TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

34,721,118

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

34,721,118

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,721,118

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.51%

14                    TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 071734107

1.                   NAME OF REPORTING PERSON
Beckton Corp.

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

34,721,118

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

34,721,118

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,721,118

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.51%

14                    TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 071734107

1                    NAME OF REPORTING PERSON
Carl C. Icahn

2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  / /

(b)  / /

3                    SEC USE ONLY

4                    SOURCE OF FUNDS
OO

5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6                    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7                    SOLE VOTING POWER
0

8                    SHARED VOTING POWER

34,721,118

9                    SOLE DISPOSITIVE POWER
0

10                    SHARED DISPOSITIVE POWER

34,721,118

11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,721,118

12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.51%

14                    TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 relating to the Reporting Persons’ interests in the Shares of the Issuer (as previously amended, the “Schedule 13D”), for the purpose of complying with the SEC’s amended disclosure requirements under Item 6 of Schedule 13D, effective as of February 5, 2024, and providing certain other non-material updated information as of February 5, 2024 as set forth herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 34,721,118 Shares, which were purchased by the Reporting Persons for an aggregate purchase price of approximately $932 million.

The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price for such Shares was obtained through margin borrowing.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 34,721,118 Shares, representing approximately 9.51% of the Issuer's outstanding Shares (based on the 365,195,048 Shares outstanding as of October 27, 2023, as reported by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2023).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 14,423,595 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 20,297,523 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2 of the Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2 of the Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The Reporting Persons have not effected any transactions with respect to the Shares during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The information set forth in Item 4 of the Schedule 13D regarding the Agreement is incorporated herein by reference.

One or more of the Reporting Persons are party to cash-settled equity swap agreements with Nomura Global Financial Products Inc. (the “Broker”) with respect to the Shares, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled equity swap agreement. Such cash-settled equity swap agreements, taken together, result in increased economic exposure of the Reporting Persons to changes in the value of the Shares during the period that such cash-settled equity swap agreements are in effect, and pursuant to the cash-settled equity swap agreements, either (i) the Reporting Persons will be obligated to pay to the Broker, in cash, a specified amount calculated in accordance with the terms of the applicable cash-settled equity swap agreement, which such amount will be based upon a decrease in value of the Shares between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein or (ii) the Broker will be obligated to pay to the Reporting Persons, in cash, a specified amount calculated in accordance with the terms of the applicable cash-settled equity swap agreement, which such amount will be based upon an increase in value of the Shares between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein.

In addition, one or more of the Reporting Persons may from time to time enter into one or more additional cash-settled equity swap agreements with the Broker, or with other third parties, that result in a further increase in the economic exposure of the Reporting Persons to changes in the value of the Shares, or that result in a decrease in the economic exposure of the Reporting Persons to changes in the value of the Shares, and which could require either that the Reporting Persons will be obligated to pay to the Broker or other third parties, in cash, or the Broker or other third parties will be required to pay to the Reporting Persons, in cash, an amount based upon a decrease or increase, as applicable, in the value of the Shares between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN CAPITAL LP

By:	/s/ Jesse Lynn

Name: Jesse Lynn
Title: Chief Operating Officer

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou
Title: Vice President

/s/ Carl C. Icahn
Carl C. Icahn

[Signature Page of Schedule 13D - Bausch Health Companies Inc.]